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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IBASIS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

6 3/4% Convertible Subordinated Notes due 2009
(Title of Class of Securities)

450732AC6
(CUSIP Number of Class of Securities)

Ofer Gneezy
President and Chief Executive Officer
iBasis, Inc.
20 Second Avenue
Burlington, Massachusetts 01803
Telephone: 781-505-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Johan V. Brigham, Esq. Matthew J. Cushing, Esq. Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 (617) 951-8000	Jonathan D. Draluck, Esq. Vice President of Business Affairs and General Counsel iBasis, Inc. 20 Second Avenue Burlington, Massachusetts 01803 (781) 505-7500

CALCULATION OF FILING FEE

TRANSACTION VALUATION $38,180,000(1)	AMOUNT OF FILING FEE $4,837.41(2)
(1)
Pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, this amount is the market value as of March 31, 2004 of the maximum amount of the 5 3/4% Convertible Subordinated Notes due 2005 that may be received by the Company from tendering holders in the Exchange Offer described herein.

(2)
The registration fee was paid in connection with the Company's Registration Statement on Form S-4 filed on April 28, 2004.

        ☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	4,837.41	Filing Party:	iBasis, Inc.
Form or Registration No.:	S-4	Date Filed:	April 28, 2004

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐    third party tender offer subject to Rule 14d-1.

        ☒    issuer tender offer subject to Rule 13e-4.

        ☐    going-private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO is being filed by iBasis, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "Exchange Offer") up to $38,180,000 aggregate principal amount of 6 3/4% Convertible Subordinated Notes due 2009 (the "New Notes") for up to $38,180,000 aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2005 (the "Existing Notes"), upon the terms and subject to the conditions set forth in the Company's prospectus, dated as of May 14, 2004, forming a part of the Company's Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission on April 28, 2004, as amended by Amendment No. 1 thereto, filed on May 14, 2004, and the related Letter of Transmittal (the "Letter of Transmittal"), which prospectus and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

        All of the information set forth in the Registration Statement and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET

        The information in the Registration Statement set forth under the heading "Prospectus Summary—Summary of the Exchange Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a)    Name and Address.    The name of the issuer is iBasis, Inc., a Delaware corporation. The address and telephone number of its principal executive offices is 20 Second Avenue, Burlington, Massachusetts 01803 and (781) 505-7500.

        (b)    Securities.    The information in the Registration Statement set forth under the headings "Description of the Existing Notes," "The Company—Market Information" and "Description of Equity Securities" is incorporated herein by reference.

        (c)    Trading Market and Price.    The information on the outside front cover page of the Registration Statement and in the Registration Statement set forth under the headings "Prospectus Summary—Summary Comparison of Existing Notes and New Notes—Listing," "The Company—Market Information" and "Description of Equity Securities" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        (a)    Name and Address.    The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION

        (a)    Material Terms.

        (1)(i) The total number and class of securities sought in the Exchange Offer are $38,180,000 aggregate principal amount of the Company's 5 3/4% Convertible Subordinated Notes due 2005.

    (ii)
    The type and consideration offered to holders are $38,180,000 aggregate principal amount of the Company's 6 3/4% Convertible Subordinated Notes due 2009.

    (iii)
    The scheduled expiration date of the Exchange Offer is midnight New York City time on June 14, 2004, unless extended by the Company.

    (iv)
    Not applicable.

    (v)
    The Exchange Offer may be extended by the Company for any reason. If the Company decides to extend the Exchange Offer, it will announce any extension by press release or other permitted means no later then 9:00 a.m. on the business day after the scheduled expiration date.

    (vi)
    Holders may withdraw Existing Notes tendered in the Exchange Offer at any time prior to the expiration of the Exchange Offer.

    (vii)
    In order to tender Existing Notes, holders must submit their Existing Notes together with a properly completed letter of transmittal and the other agreements and documents described in the Registration Statement. If holders own Existing Notes held through a broker or other third party, or in "street name," they will need to follow the instructions in the Registration Statement on how to instruct the broker or third party to tender the Existing Notes on their behalf, as well as submit a letter of transmittal and the other documents described in the Registration Statement. The Company will determine in its reasonable discretion whether any Existing Notes have been properly tendered. If holders decide to tender their Existing Notes in the Exchange Offer, they may withdraw them at any time prior to the expiration of the Exchange Offer. If the Company decides for any reason not to accept any Existing Notes for exchange, they will be returned to the holders without expense promptly after the expiration of the Exchange Offer. The information set forth in the Registration Statement under the heading "Description of the Exchange Offer "is incorporated herein by reference.

    (viii)
    The Company will accept all Existing Notes validly tendered and not withdrawn as of the expiration of the Exchange Offer and will issue the New Notes promptly after expiration of the Exchange Offer. It will accept Existing Notes for exchange after the Exchange Agent has received a timely book-entry confirmation of transfer of Existing Notes into the Exchange Agent's DTC account and a properly completed and executed letter of transmittal. The Company's oral or written notice of acceptance to the Exchange Agent will be considered its acceptance of the Exchange Offer.

    (ix)
    Not applicable.

    (x)
    The information set forth in the Registration Statement under the heading "Prospectus Summary—Summary Comparison of Existing Notes and New Notes" is incorporated herein by reference.

    (xi)
    Not applicable.

    (xii)
    The information set forth in the Registration Statement under the heading "Material United States Federal Income Tax Considerations" is incorporated herein by reference.

        (b)    Purchases.    To the knowledge of the Company, none of the Company's officers, directors or affiliates hold any of the Existing Notes and therefore it is expected no Existing Notes will be purchased from any such persons in connection with the Exchange Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (e)    Agreements Involving the Subject Company's Securities.

        Pursuant to the transactions contemplated by those certain securities exchange agreements, dated as of January 30, 2003 and February 21, 2003, respectively, each as amended, by and among the Company and certain holders of Existing Notes, such holders exchanged an aggregate principal amount of $30,200,000 and $7,950,000, respectively, of Existing Notes for an aggregate principal amount of $15,100,000 and $3,975,000, respectively, of the Company's 11.5% Senior Secured Notes (the "Senior Notes") and warrants exercisable for an aggregate of 3,071,184 and 727,627 shares, respectively, of the Company's common stock, par value $0.001 per share (the "Common Stock"), at an exercise price of $0.65 per share.

        Subject to the terms and conditions of that certain note repurchase, exchange and termination agreement, dated as of April 27, 2004, by and among the Company and certain holders of Senior Notes, the Company has agreed to repurchase an aggregate principal amount of $25,175,000 of Senior Notes from such holders in exchange for a cash payment of $25,175,000 plus accrued interest and warrants exercisable for an aggregate of 5,176,063 shares of the Common Stock, at an exercise price of $1.85 per share.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)    Purpose.    The information set forth in the Registration Statement under the heading "Description of the Exchange Offer—Purpose of the Exchange Offer" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The Existing Notes received by the Company in the Exchange Offer will be retired.

        (c)    Plans.    The information set forth in the Registration Statement under the headings "Refinancing of Existing Senior Notes," "Risk Factors" and "Description of Securities" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)    Source of Funds.    The information set forth in the Registration Statement under the headings "Prospectus Summary—Summary of the Exchange Offer" and "Description of the Exchange Offer" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Registration Statement under the heading "Description of the Exchange Offer—Conditions to the Exchange Offer" is incorporated herein by reference.

        (d)    Borrowed Funds.    None.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)    Securities Ownership.    None.

        (b)    Securities Transactions.    None.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)    Solicitations or Recommendations.    The information set forth in the Registration Statement under the heading "Description of the Exchange Offer—Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

        (a)    Financial Information.

        (1)   The information set forth in the Registration Statement under the heading "Consolidated Financial Statements" is incorporated herein by reference.

        (2)   The information set forth in the Registration Statement under the heading "Pro Forma Information" is incorporated herein by reference.

        (3)   The information set forth in the Registration Statement under the heading "Ratio of Earnings to Fixed Charges" is incorporated herein by reference.

        (4)   The information set forth in the Registration Statement under the heading "The Company—Selected Financial Data" is incorporated herein by reference.

        (b)    Proforma Information.    The information set forth in the Registration Statement under the headings "Unaudited Pro Forma Financial Information" and "Capitalization" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

        (1)   The information set forth in the Company's preliminary Proxy Statement, filed May 5, 2004 with the Securities and Exchange Commission, under the heading "Security Ownership of Certain Beneficial Owners and Management" and in the Company's Proxy Statement, filed April 15, 2004 with the Securities and Exchange Commission, under the heading "Executive Compensation and Other Information Concerning Directors and Executive Officers" is incorporated herein by reference.

        (2)   The Company must comply with regulatory requirements imposed by applicable securities laws.

        (3)   None.

        (4)   None.

        (5)   None.

        (b)    Other Material Information.    The information set forth in the Registration Statement is incorporated by reference.

ITEM 12. EXHIBITS

Exhibit No.
(a)(1)(A)	Prospectus dated May 14, 2004 (incorporated by reference to the Registration Statement).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

  (a)
  None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 14, 2004	iBASIS, INC.
	By:	/s/ OFER GNEEZY Name: Ofer Gneezy Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Prospectus dated May 14, 2004 (incorporated by reference to the Registration Statement).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

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